Exhibit 99.1

 TOP IMAGE SYSTEMS LTD.
1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
November 29, 2012

Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the "Company") will be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel, on November 29, 2012 at 10 a.m. (local time) (the “Meeting”) for the following purposes (the “Agenda”):

(1)	To elect four directors until the next annual general meeting of the Company.

(2)	To approve the terms of compensation of the Company’s Directors for 2013.

(3)	To approve the terms of compensation of Dr. Ido Schecter, the Company’s Chief Executive Officer, to be effective retroactively from January 1, 2012 and onwards, and a performance-based bonus for 2012.

(4)	To approve the terms of compensation of Mr. Izhak Nakar, the Company’s Active Chairman, to be effective retroactively from January 1, 2012 and onwards, and a performance-based bonus for 2012.

(5)
To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company (the “Audit Committee”).

(6)	To review the Company’s consolidated Financial Statements for the year ended December 31, 2011.

Shareholders of record at the close of business on October 25, 2012 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

Review of Documents

Prior to the Record Date, the Company published a press release which is available on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) and on the Company's website at www.TopImageSystems.com and made this notice and proxy statement available on the Distribution Sites, together with related proxy card and financial statements  for the year ended on December 31, 2011.  Shareholders of the Company (“Shareholders”) may also review a copy of all the documents mentioned herein at the Distribution Site and at Company's offices at the address stated above during regular working hours and subject to prior appointment (Tel: +972-3-7679100). Shareholders are entitled to receive a copy of the proxy statement, and all exhibits thereto, the proxy card, all position notices, the agreement to be executed between the Company and the Active Chairman (“Chairman Consulting Agreement”), the Amendment to Employment Agreement to be signed with Dr. Schecter (the “CEO Employment Amendment”) and the annual report at their request from the Company.

Each member of the Tel Aviv Stock Exchange (“TASE”) will email, without charge, a link to the Distribution Sites, to each Shareholder who is not listed in the Company’s shareholder register and whose shares are held through such TASE member, unless he or she notified the TASE member that he or she is not interested in receiving such link or wishes instead to receive the proxy statement, the proxy card and the position notices by regular mail in consideration of mailing costs.

Voting

Shareholders who do not expect to attend the Meeting in person are requested to print out, mark, date, sign the proxy card posted with the proxy statement and mail it as promptly as possible to the Company’s above-listed address. A Shareholder may also choose to mark, date, sign and mail the proxy card received by mail.

Shareholders who hold their shares through members of TASE who wish to vote their shares, in person or by proxy, should obtain a certificate signed by that member of TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000, as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. Such certification may be obtained at the TASE member's offices or may be sent to the Shareholder by mail (subject to payment of the cost of mailing), at the election of the Shareholder, provided that the Shareholder's request was with respect to a specific securities account. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Submission of Proxy Card

A duly executed proxy card must be received by the Company no later than November 26, 2011 at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting, in order to be counted in the vote to be held on the Meeting.

Submission of Position Notices

A Shareholder may address the other Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote with regard to any proposal. Position notices must be submitted to the Company no later than the close of the business on November 5, 2012. Any position notice submitted to the Company at a later date will be ignored.

Voting through Agent; No Internet Voting

A Shareholder may appoint a voting agent to vote in his or her place by way of signing a writ of appointment in accordance with the Company's Articles of Association.

The Company does not allow voting through the Internet.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Active Chairman of the Board of Directors

Date: October 18, 2012

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 29, 2012

The Board of Directors (the "Board of Directors") of Top Image Systems Ltd. (the "Company") hereby solicits a proxy for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company’s offices at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on November 29, 2012 at 10:00 a.m. (Israel time), or at any adjourned date thereof.

VOTING PROCEDURES

Shareholders who are unable to attend the Meeting in person should print out, mark, date and sign the proxy card (the “Proxy Card”) posted on the website of the U.S. Security and Exchange Commission (the “Commission”) at http://www.sec.gov, on the Israel Securities Authority's website at http://www.magna.isa.gov.il, on the Tel Aviv Stock Exchange site http://www.tase.co.il (the “Distribution Sites”) together with the notice of Annual General Meeting of Shareholders (the “Notice”) and this Proxy Statement and mail it as promptly as possible to the Company as specified in the Notice. A Shareholder who receives a Proxy Card by mail may, in lieu of printing the Proxy Card from the Distribution Site, complete, date and sign the Proxy Card and return it to the Company in a pre-addressed envelope which is included in the mailing.  A Shareholder who holds its shares through a member of the Tel Aviv Stock Exchange (“TASE”) who wishes to vote its shares, in person or by proxy, should obtain a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, present such certificate at the Meeting or attach it to a duly executed proxy card. A Shareholder who holds its shares in “street name” (meaning in the name of a bank, broker or other record holder, other than through a member of TASE), must either direct the record holder of its shares on how to vote such shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. The Proxy Card and such proxies will also serve as a voting deed (ktav hatzba’a) as that term is defined under the Israeli Companies Law of 1999 (the “Companies Law”).

Upon the receipt of a properly executed Proxy Card, no later than November 26, 2012, at 10:00 a.m. (Israel time), i.e. 72 hours before the Meeting and, if shares are held through a member of TASE, the proper proof of ownership as described in the Notice, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the instructions of the Shareholders executing the Proxy Card. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for Directors below. Abstentions will be deemed as neither a vote “FOR” nor “AGAINST” a proposal, although they will be counted in determining whether a quorum is present.

The proxy solicited hereby may be revoked no later than 24 hours prior to the Meeting, by delivering a written revocation to Ms. Gili Shalita, CFO of the Company. Such proxy-revoking Shareholder may vote by attending the Meeting. Directors, officers and employees of the Company may also solicit proxies by telephone, fax, email and personally. Brokers, custodians and fiduciaries may be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company may reimburse them for their reasonable out-of-pocket costs.

Except with regard to Position Notices described below, the Company will bear the cost of the preparation and publication of its proxy materials and the solicitation of proxies.

SHAREHOLDERS' POSITION NOTICES

The Companies Law provides that, with regard to those matters that may be voted upon by proxy, the Board of Directors or any Shareholder of the Company may address the Shareholders in writing through the Company in an attempt to influence the manner in which the Shareholders will vote (a "Position Notice"). Any Shareholder who desires to submit a Position Notice must submit it to the Company no later than the close of business in Israel on November 5, 2012. The Company may respond to such Position Notices no later than November 10, 2012.

The Company will make all Position Notices which have been submitted in a timely manner available to the public through the Distribution Sites. Copies of such Position Notices may also be obtained for no charge at the Company's offices (at the address listed above). The Company will also send to each record holder a copy of each Position Notice timely submitted to it no later than November 10, 2012. The Company will be entitled to reimbursement from a Shareholder who provides such Position Notice for the reasonable cost incurred in sending the Position Notice to the Shareholders. In case of a Position Notice sent by a Shareholder or Shareholders holding shares of the Company having a value of NIS 10,000 or more, (determined according to the closing price of the Ordinary Shares on the day immediately preceding the Record Date, as defined below), the Company shall be entitled to reimbursement of up to NIS 200 (approximately $50).

INSPECTION OF PROXY CARDS

One or more Shareholders of the Company’s Ordinary Shares representing five percent or more of the total voting rights of the Company and also one or more holders of that percentage of the voting rights not held by a controlling Shareholder (as defined in Section 268 to the Companies Law) will be entitled to inspect Proxy Cards in accordance with the provisions of Regulation 10 of the Israeli Companies Regulation (Proxy Forms and Position Notices) - 2005.

As of October 11, 2012, the total number of Ordinary Shares representing 5% of the total number of voting rights of the Company is approximately 582,088 shares.

As of October 11, 2012, the total number of Ordinary Shares representing 5% of all voting rights of the Company not held by a controlling Shareholder as set forth above is approximately 582,088 shares.

RECORD DATE QUORUM AND REQUIRED MAJORITY

Only holders of record of Ordinary Shares at the close of business on October 25, 2012 (the "Record Date" and such holders, “Shareholders”) are entitled to notice of, and to vote at, the Meeting. On October 11, 2012, 11,641,758 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. All of the Shareholders have the same voting rights.

The attendance at the Meeting of two or more Shareholders, personally, by their representatives or by proxy, who hold 33 1/3% of the voting power of the Company will constitute a quorum for the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week, at the same time and place, with no need for any notice to the Shareholders. If there is no quorum present at a postponed meeting, the meeting may be postponed to another date.

The resolutions set forth in this Proxy Statement require a simple majority of the total number of votes cast at the meeting, whether such votes are cast in person or by proxy.

PRINCIPAL SHAREHOLDERS

The following table shows as of October 11, 2012, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all Directors and officers as a group.

Name	Number of Shares Beneficially Owned		Percentage of Shares(3)
Izhak Nakar	1,776,909	(1)	15.1%
Ido Schechter	653,829		5.5%
All executive officers and directors as a group	2,959,701	(2)	24.3%

(1)	Including 1,562,735 Ordinary Shares of Nir 4 You Technologies Ltd., an Israeli company beneficially owned by Mr. Nakar.

(2)	Includes 1,776,909 Ordinary Shares beneficially owned by Izhak Nakar and 653,829 Ordinary Shares beneficially owned by Ido Schechter.

(3)
The percentage of shares is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares of the Company and the number of shares that such individual has the right to acquire within 60 days.

REPORTING REQUIREMENTS

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice and this Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

PROPOSALS ON THE AGENDA OF THE MEETING

1.	PROPOSAL TO ELECT DIRECTORS

The Board of Directors presently consists of the following persons:  Izhak Nakar, Ido Schechter, Elie Housman, Lyron Bentovim, Asael (Asi) Karfiol and Osnat Segev-Harel.  Each of Asael Karfiol and Osnat Segev-Harel is an External Director within the meaning of the Companies Law.  Each of Asael Karfiol, Osnat Segev-Harel, Elie Housman and Lyron Bentovim is an “independent director” within the meaning of NASDAQ Rule 5605(a)(2). The appointment of Asael Karfiol will expire in 2013 and the appointment of Osnat Segev-Harel will expire in 2014.

The Board of Directors has unanimously recommended the persons named below for election as Directors to serve until the next annual general meeting of the Shareholders.

The following table provides certain relevant information concerning the nominees, including their principal occupations during the past five years and backgrounds:

Nominee	Age	Principal Occupation and Background
Izhak Nakar	60
Izhak Nakar founded Top Image Systems in 1991, serves as Chief Executive Officer & Chairman of the Board of the Company until 2001. Between 2001 and 2009 Mr. Nakar served as a Director in the Company.  Since 2009, Mr. Nakar serves as the Active Chairman of the Board.

Mr. Nakar has co-founded several technology companies including the Company and TopGuard (acquired by Elron Software NASDAQ:ELRN), e-Mobilis and has founded Anir Vision and NIR 4 YOU TECHNOLOGY.  Mr. Nakar served in the Israeli Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the “Israel Defense Award,” bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the “Man of the Year Award” in Business and Management (‘95-’96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce.

Elie Housman	75
Elie Housman has been a Director of the Company since May 2000 and a member of the Company’s audit committee (the “Audit Committee”) since 2002.  Mr. Housman was a principal at and consultant to Charterhouse Group International (“Charterhouse”) from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars.  Prior to Charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer.  Mr. Housman was also the Chairman of Novo Plc. of London, a leading company in the broadcast storage and services industry.  At present, Mr. Housman is a director of three public companies, ICTS International, N.V., a prominent aviation security company. Mr. Elie Housman will serve as a Director possessing financial and accounting expertise as determined by the Company following Section 92(a)(12) of the Companies Law.

Dr. Ido Schechter	52
Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of the Company’s ASP2, an initiative of the Company to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that, Dr. Schechter was the Company’s Vice President of Sales From August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel. Dr. Schechter has served on the Board of Directors since December 2005.

Lyron Bentovim	43
Lyron Bentovim has been serving as a director of the Company from November, 2008. From August 2009 until July 2012, Mr. Bentovim served as the Chief Operating Officer and the Chief Financial Officer of Sunrise Telecom Inc, a US company engaged in developing test and measurement solutions for telecom networks.  Prior to joining Sunrise Telecom Inc. since January 2002, Mr. Bentovim has been a Portfolio Manager for Skiritai Capital LLC, an investment advisor based in San Francisco which holds approximately 4.6% of the issued and outstanding capital stock of the Company. He has over 20 years of industry experience, including his experience as a member of the board of directors at RTW Inc., Ault Inc, Manhattan Bridge Capital Inc., Three-Five Systems Inc., Sunrise Telecom Incorporated, and Argonaut Technologies Inc. Prior to his position in Skiritai Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc. Additionally; Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group LLC and McKinsey & Company Inc. As a Senior Engagement Manager, Mr. Bentovim advised many Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors. During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions. Mr. Bentovim has an MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem.

The information is based on data provided to us by the relevant director.

During 2012 to date, the Board of Directors met 4 times and acted 1 time by unanimous written consent. Each of the Directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

For the year ended December 31, 2011, Dr. Schechter was paid $471,000. That amount included his base salary of $307,000, a bonus of $108,000 for the Company's performance during 2010, options benefits of $14,000 and $42,000 paid or reserved for automobile allowance, pension, retirement, severance, vacation or similar benefits.

For the year ended December 31, 2011, the compensation paid, and the value of benefits in kind granted, to Mr. Izhak Nakar, the Active Chairman, was $351,000.

The compensation paid to all other persons, as a group, who were, at December 31, 2011, Directors or members of our administrative, supervisory or management bodies during that time was $103,000.

In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of each of the nominees listed below.

If any of such nominees is unable to serve, the person named in the Proxy Card will vote the shares for the election of such other nominees as Board of Directors may propose. The nominees have advised that they agreed to serve as Directors if elected.

For each individual nominee to the Board of Directors, the vote will be separate.

RESOLVED, to elect Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Company.

The Board of Directors recommends that the Shareholders vote “FOR” the election of each of Izhak Nakar, Elie Housman, Ido Schechter and Lyron Bentovim as Directors to serve until the next annual general meeting of the Shareholders.

2.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF THE DIRECTORS FOR 2013.

Pursuant to Israeli law, the terms of compensation of members of the board of directors of a publicly traded company require approval of the audit committee, the board of directors and the shareholders of such company. The compensation for external directors is set at the date of their appointment and cannot be modified during their term of service except when reappointed or when a new external director is appointed and only for the purpose of equalizing the terms of the existing external director in favor of such existing external director. If a company sets its external director’s compensation in a certain range a set forth in the Companies Regulations Principles Relating Compensation and Expenses to an External Director) - 2000, it is exempt from approving such compensation by its shareholders. The compensation offered by the Company to its External Directors is within that range. The Company brought the External Directors compensation to the approval of the General Meeting upon their appointment, however, the Company will not be obligated to bring this matter to the approval of the General Meeting in future years.

At the recommendation of the Company’s compensation committee (the “Compensation Committee”), the Audit Committee and the Board of Directors have approved the following terms of compensation for the Directors:

1.
Each of Messrs. Elie Housman and Lyron Bentovim will receive compensation for his service as a member of the Board of Directors, for 2013, in the amount of NIS 15,570 (approximately $4,100) per year and NIS 3,000 (approximately $790) for each meeting of the Board of Directors or a committee in which they participate. This compensation is equal (in NIS) to the compensation received by them during 2012.

2.
Each of Mr. Asael Karfiol and Ms. Osnat Segev-Harel, will serve in 2013 on both the Board of Directors and the Audit Committee, and will receive compensation for his or her service, in the amount of NIS 27,075 (approximately $7,125) per year and an amount of NIS 2,120 (approximately $560) for each meeting of the Board of Directors or of the Audit Committee in which they will participate.

3.
Mr. Izhak Nakar and Dr. Schechter have waived, for 2012 and 2013, any separate compensation in return for serving as a Director in excess of their compensation as the Active Chairman and the Chief Executive Officer of the Company (respectively) in accordance with Proposal 3 and Proposal 4.

The Audit Committee approved the above compensation of the Directors on 16 2012. The Board of Directors approved the above compensation on October 16, 2012.

RESOLVED, to approve the terms of compensation of the Directors for 2013 as described in Proposal No. 2.

The Board of Directors expresses no recommendation as to the vote on the above resolutions.

3.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF DR. IDO SCHECHTER, THE CHIEF EXECUTIVE OFFICER, AND BONUS FOR THE YEAR 2012.

Dr. Ido Schechter currently serves as both a Director and as the Chief Executive Officer of the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the audit committee, the board of directors and the shareholders of such company.

At the recommendation of the Compensation Committee, the Audit Committee approved and recommended to the Board of Directors to approve and the Board of Directors approved the following terms of compensation for Dr. Schechter:

1.
Effective January 1, 2012 and onwards, Dr. Schechter's monthly gross salary will be NIS 81,400 (in accordance with the CEO Employment Amendment) (plus use of a car, managers insurance and an educational fund in accordance with his existing employment agreement). Dr. Schechter also has various statutory rights as an employee. It is noted that the monthly gross salary was approved for 2012 at the preceding annual general meeting.

2.	As further incentive, Dr. Schechter will be entitled to receive the following performance bonus for 2012:

Dr. Schechter shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2012, provided, however that Company will achieve at least 90% of the Revenue Target and EBIDTA Target.

The Company’s “Revenue Target” was set by the Board of Directors at $33,000,000, and the “EBITDA Target” was set by the Board of Directors at $4,730,000.

Dr. Schechter has waived and will not be entitled to receive the annual and per meeting payments payable to the other Directors.

The Audit Committee approved the above terms of compensation for Dr. Schechter on October 16, 2012. The Board of Directors, approved the above terms of compensation to Dr. Schechter on October 16, 2012.  The Audit Committee approved the above principles for determining payment of a cash bonus for 2012 for Dr. Schechter on June 27, 2012. The Board of Directors, approved the above principles for determining payment of a cash bonus for 2012 for Dr. Schechter on June 27, 2012.

RESOLVED, to approve the terms of compensation of Dr. Schechter, to be effective retroactively from January 1, 2012 and onwards and the principles for payment of the cash bonus for 2012 as described above.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of compensation to Dr. Schechter as described in Proposal No. 3 above.

4.	PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF MR. IZHAK NAKAR, AS THE ACTIVE CHAIRMAN, AND TO APPROVE PAYMENT OF A CASH BONUS TO MR. NAKAR FOR HIS SERVICES IN 2012.

Izhak Nakar currently serves as a Director and as the Active Chairman, pursuant to terms and conditions that have been determined from time to time by the Company. Pursuant to Israeli law, the terms of compensation of a director of a publicly traded company, including with respect to such director’s services in other positions or capacities, must be approved by the Audit Committee, the Board of Directors and the Shareholders.

At the recommendation of the Compensation Committee, the Audit Committee approved and recommended to the Board of Directors to approve and the Board of Directors approved the following terms of compensation and principles for determining entitlement to a performance bonus for Mr. Izhak Nakar:

1.	Effective January 1, 2012 and onwards, (in accordance with the Chairman Consulting Agreement):

a)	in consideration for his services to the Company worldwide, Mr. Nakar will be entitled to compensation in the amount of US $28,125 plus VAT per month.

b)
Mr. Nakar will be entitled to reimbursement for reasonable out of pocket expenses incurred by him in the performance of the duties, subject to the presentation of appropriate receipts to the Company in accordance with the general policies of the Company.

c)	As further incentive, Mr. Nakar will be entitled to receive a bonus as may be determined by the Company.

d)
The engagement with Mr. Nakar may be terminated by either party with 6 months prior notice, except that if the engagement is terminated by the Company in the event of a Change of Control, termination shall be with 12 months prior notice.

2.
As further incentive, Mr. Nakar will be entitled to receive the following bonus for 2012:

Mr. Nakar shall be entitled to receive 4% of the Company’s EBITDA for the year ended December 31, 2012, provided, however that Company will achieve at least 90% of the Revenue Target and EBITDA Target.

The Company’s “Revenue Target” was set by the Board of Directors at $33,000,000, and the “EBITDA Target” was set by the Board of Directors at $4,730,000.

The Audit Committee approved the terms of compensation indicated above on October 16, 2012. The Board of Directors approved the terms of compensation and the performance bonus indicated above, on October 16, 2012. The Audit Committee approved the above principles for determining payment of a cash bonus for 2012 for Mr. Nakar on June 27, 2012. The Board of Directors, approved the above principles for determining payment of a cash bonus for 2012 for Mr. Nakar on June 27, 2012

RESOLVED, to approve the terms of compensation of Mr. Nakar, the Company’s Active Chairman, as detailed above, to be effective retroactively from January 1, 2012 and onwards, and the principles for determining entitlement to payment to a bonus for 2012 as described above.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the terms of engagement with Mr. Nakar for 2013 and thereafter and the payment of the cash bonus for 2012 as described in Proposal No. 4.

5.	PROPOSAL TO EXTEND THE APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY.

At the last annual meeting of Shareholders, following the recommendation of the Board of Directors, the Shareholders appointed the accounting firm of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as independent certified public accountants of the Company until the next annual general meeting of the Company. It is proposed to extend the appointment of Kost, Forer, Gabbay & Kasierer until the next annual general meeting of the Company.

The Shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

The Board of Directors recommends that the Shareholders vote “FOR” the approval of the extension of the appointment of the independent public accountant of the Company in accordance with the above resolution.

6.	REVIEW OF THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2011 is available on the Company’s website at www.TopImageSystems.com and on the Distribution Sites.

At the Meeting, the Directors will present the annual report, the audited consolidated financial statements for the year ended December 31, 2011, and the auditor’s report in respect thereof and will answer appropriate questions with regard to them.

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Active Chairman of the Board of Directors

Tel Aviv, Israel
Date:  October 18, 2012